August 18, 2020

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

This letter supplements my letter to you dated August 6, 2020 and is further to our discussion on August 17, 2020. As you know, on April 24, 2020, the Registrant, on behalf of its proposed series, Sterling Capital Focus Equity ETF (the “Fund”), filed an amendment to the registration statement under the Securities Act of 1933 on Form N-1A. The Registrant filed a further amendment on August 13, 2020 to include separate performance disclosures. You provided comments on August 17, 2020. Below, please find the Registrant’s responses to those comments which it has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Comment 4-1: In the last sentence of the paragraph under the heading “Temporary Defensive Positions” on page 7, please explain what is meant by “pro-rata” in plain English.

Response: The Registrant has amended its disclosures to state the following:

Furthermore, to the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays ~~its pro-rata portion~~ a proportional amount of such money market funds’ advisory fees and operational fees.

Comment 10: Please move the section under the heading “Performance Information of Certain Other Accounts” to the end of the “Management Section” on page 9 of the Prospectus.

Response: The Registrant will move its disclosures accordingly.

Alberto Zapata, Esq.

August 18, 2020

Comment 11: Please confirm supplementally that the Adviser has records to support the performance record shown in the section “Performance Information of Certain Other Accounts” pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Adviser so confirms.

Comment 12: The parenthetical of the first sentence of the paragraph immediately preceding the performance data is confusing. Please explain why the data is “restated” and explain what “gross of any fees or expenses” means in plain-English.

Response: The Registrant has amended its disclosures to state the following:

The table below shows the calendar year annual total returns and annualized returns since inception for the SMA Composite in the first two columns (~~in~~ the first column, ~~restated to~~ reflects the deduction of management fees and trading expenses ~~the actual fees and expenses applicable to the accounts, which includes all charges for trading costs, portfolio management, custody and other administrative fees~~ (i.e., net of fees and expenses); and ~~in~~ the second column reflects the deduction of trading costs but does not deduct management fees (i.e., gross of fees and expenses)) ~~gross of any fees or expenses)~~.

Comment 13: In the penultimate sentence of the paragraph referenced in Comment 12, the phrase “but the annualized returns since inception are adjusted to reflect these sales loads” appears to be irrelevant to the table. Please consider deleting. Further, please clarify whether sales loads are taken into account in the column marked “SMA Composite Net of SMA Composite Fees and Expenses.”

Response: The Registrant has amended its disclosures to remove reference to sales loads as they do not relate to the Fund or the SMA Composite.

Comment 14: Please disclose in the paragraph immediately following the performance data who conducted the independent verification of the Adviser and provide such auditor’s consent with the Registration Statement.

Response: The auditor’s consent will be attached as an exhibit to the Registration Statement. The Registrant has amended its disclosures to state the following:

The Adviser claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. The Adviser has been independently verified by Adviser Compliance Associates, LLC for the periods 01/01/01 to 12/31/~~13~~18.

Alberto Zapata, Esq.

August 18, 2020

Comment 15: Please re-cast Note 4 to the performance data in language consistent with plain-English principles.

Response: The Registrant has amended its disclosures to state the following:

4. Performance reflects reinvested interest income and dividends and realized and unrealized capital gains and losses. All portfolios are valued monthly as of calendar month-end and utilize trade-date and accrued income accounting. Valuations and performance are reported in US dollars. ~~Portfolio returns are calculated monthly using the Modified Dietz method. Portfolios are revalued for cash flows greater than 10%.~~ Composite returns are asset weighted, reflecting both beginning market value and cash flows. This method aggregates market values and cash flows for all accounts and treats the composite as if it were one account. Composites are revalued for cash flows greater than 5%. ~~calculated by weighting the individual portfolio returns using beginning of a period market value plus weighted cash flows~~. Periodic time weighted returns are compounded together ~~geometrically linked~~. Returns are not calculated net of non-reclaimable withholding taxes due to immaterial dollar amounts.

5. Gross of fees returns reflect the deduction of trading costs. Net of fee performance returns are presented after actual management fees and trading expenses. ~~Gross of fees and expenses returns do not reflect the deduction of any fees or expenses including trading costs. The net of fees and expenses return reflects the actual separately managed account (“SMA”) fees and expenses of the individual account. The SMA fee includes all charges for trading costs, portfolio management, custody and other administrative fees.~~

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench